ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED MAY 17, 2016 AND

PROSPECTUS DATED JANUARY 22, 2016)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-209080

NASDAQ, INC.

€600,000,000 1.750% Senior Notes due 2023

Final Term Sheet

May 17, 2016

Issuer:	Nasdaq, Inc.

Type:	SEC Registered

Trade Date:	May 17, 2016

Settlement Date:	May 20, 2016 (T+3)

Maturity:	May 19, 2023

Interest Payment Dates:	Annually on May 19, beginning on May 19, 2017

Mid-Swap Yield:	0.221%

Spread to Mid-Swap Yield:	+ 162 basis points

Re-offer Yield:	1.841%

Coupon (Interest Rate):	1.750%

Benchmark:	1.500% DBR due May 2023

Benchmark Yield:	-0.203%

Spread to Benchmark:	+ 204.4 basis points

Re-offer Price:	99.408%

Aggregate Principal Amount:	€600,000,000

Gross Proceeds:	€596,448,000

Fees:	0.625%

Net Proceeds Before Estimated Expenses:	€592,698,000

Day Count Fraction:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Redemption Provision:

Callable at any time, at the greater of par or the make-whole redemption price (Bund Rate plus 30 basis points)

Notwithstanding the foregoing, at any time on or after February 19, 2023 (three months before their maturity date), the notes will be redeemable, as a whole or in part, at the issuer’s option and at any time or from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption

Clearing and Settlement:	Euroclear/Clearstream

ISIN / Common Code:	XS1418630023 / 141863002

Anticipated Listing:	Nasdaq Copenhagen A/S

Joint Bookrunning Managers:	Mizuho International plc Skandinaviska Enskilda Banken AB (publ) Wells Fargo Securities International Limited HSBC Bank plc

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, copies may be obtained by contacting Mizuho International plc at Bracken House, One Friday Street, London, EC4M 9JA, UK, Telephone: +44 20 7090 6116, Email: DL-MHI-PrimaryDebt-Syndicate@uk.mizuho-sc.com, Skandinaviska Enskilda Banken AB (publ) at Kungsträdgårdsgatan 8, SE-106 40, Stockholm, Sweden, Attention: DCM, Telephone: +46850623221, Email: dcmigorigsthlm@seb.se, Wells Fargo Securities International Limited at One Plantation Place, 30 Fenchurch Street, London, EC3M 3BD, Attention: DCM & Syndicate, Telephone: +44 20 7149 8481, Facsimile: +44 20 7149 8395, Email: EuropeanDebtCapitalMarkets@wellsfargo.com or HSBC Bank plc at 8 Canada Square, London, E14 5HQ, Attention: Transaction Management Group, Telephone: +44 20 7991 8888, Email: transaction.management@hsbcib.com.